UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-10824

CUSIP NUMBER 68812R 30 3

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Oscient Pharmaceuticals Corporation

Full Name of Registrant

Former Name if Applicable

1000 Winter Street, Suite 2200

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451

City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file on a timely basis its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, which was due to be filed with the Securities and Exchange Commission by May 15, 2009. The Registrant does not expect that such filing will be made within five calendar days of the due date, as required for the extension provided by Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934.

The Registrant is unable to file its Quarterly Report on Form 10-Q by May 15, 2009 without unreasonable effort or expense as a result of the departure of certain employees, as well as the ongoing review of strategic alternatives previously expressed in the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Registrant intends to complete the review of strategic alternatives as soon as possible, but it cannot at this time determine when its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 will be filed.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Philippe M. Maitre	(781)	398-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the results cannot be made as indicated in Part III of this Form 12b-25.

Oscient Pharmaceuticals Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	By	/S/ PHILIPPE M. MAITRE
Name: Philippe M. Maitre Title: Executive Vice President and Chief Financial Officer

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